April 14, 2023

Via Edgar Transmission Ms. Jennifer López Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted March 21, 2023 CIK No. 0001916416

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 4, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 5 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted March 21, 2023

Cover Page

1.	We note that you deleted the disclosure that your previous auditor, Friedman LLP, is headquartered in Manhattan, New York. Please revise to disclose such information here and also disclose the location of your current auditor, as you do on page 4.

Response: We respectfully advise the Staff that we have amended the disclosure on the Cover Page to disclose the locations of our previous auditor Friedman LLP and our current auditor Marcum Asia CPAs LLP.

Prospectus Summary Recent Regulatory Developments in the PRC, page 6

2.	We note your revised disclosure that “[o]n February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines” and that domestic companies “should fulfill the filing procedures and report relevant information to the CSRC” and that “any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines.” Please revise to provide a complete discussion of how these regulations particularly apply to you, including your current status of compliance with the process and related deadlines and transition periods, and the risk that potential non-compliance may result in you being prohibited from listing or continuing to list. Also discuss the risk to investors if you list before receiving CSRC approval and whether your offering is contingent upon receipt of approval from the CSRC.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page and pages 6, 7 and 15 of the prospectus.

Risk Factors

“Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to inspections by the PCAOB,…”, page 15

3.	Where you discuss the Holding Foreign Companies Accountable Act here, please revise to disclose that such act was amended by the Consolidated Appropriations Act, 2023. Please make conforming changes on page 4 of your prospectus.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 4, 5, 8, 9, 17 and 19 of the prospectus.

Capitalization, page 38

4.	Please revise your table to include bank borrowings.

Response: We respectfully advise the Staff that bank borrowings have already been included on page 40 of the prospectus.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com